1 Amsterdam, 27 October 2026. Reference is made to the announcements made to the market on 20 August 2026 and 5 October 2026 regarding the I-24 Express Lanes project in Nashville (Tennessee) (the “Project”). The Tennessee Department of Transportation (the “TDoT”) has made available a press release including information about commercial close of the Project reached between TDoT and Drive TN, Ferrovial led-consortium. The press release can be found here https://www.tn.gov/tdot/news/2026/10/tdot-and-drivetn-advance- concession-agreement-for-i-24-southeast-choice-lanes-.html. Ferrovial submits an investor presentation with information regarding the payments schedule of the concession value under the concession agreement, and clarifications on the revenue share with TDoT. The presentation will be discussed during the conference call scheduled on 28 October 2026 at 3:00pm CET (10:00am EDT). During this conference call Ferrovial also intends to discuss an investor presentation regarding the I-285 Express Lanes project in Atlanta (Georgia), describing the overview of project and the corridor, the pricing framework, the design features and expected next steps. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is

2 also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on two stock markets: Nasdaq in the U.S. (included in Nasdaq100 Index) and the Spanish Stock Exchanges (included in IBEX35). Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.

ferrovial

I-24: payments to TDOT and revenue share mechanism

The $24.8bn figure published at award combined present-value and nominal components, as the RFP required; on a consistent present-value basis it equals $21bn.

PAYMENTS TO TDOT[3]

$21bn

Present value of all payments to TDOT[2], the same value as at offer

$7.7bn

Payments during construction, 2027–2033 (nominal), about $1.1bn a year at peak

75/25

Maximum leverage (debt/equity) under the TIFIA term sheet; compliance was a procurement requirement

PAYMENT SCHEDULE

Period ($bn)	Present value[1]
Construction period	
2027	1.50
2028	0.99
2029	0.94
2030	0.90
2031	0.85
2032	0.81
2033	0.77
2034	-
2035	-
Operating period	
2036–2040	0.47
2041–2045	0.59
2046–2055	1.53
2056–2065	2.34
2066–2075	3.72
2076–2085	5.63
Total payments to TDOT[2]	**21.0**

REVENUE SHARING (not included in the $21bn)

Excess revenue share

Consistent with other contracts in our portfolio, revenue sharing applies only if the concession outperforms the base case. It begins when accumulated revenues exceed the base-case level; beyond that threshold, TDOT's share rises in successive bands of 200 bps of additional IRR.

IRR above base case	TDOT share
First 200 bps	12.5%
Next 200 bps	25%
Next 200 bps	50%
Beyond 600 bps	75%

Rate sharing threshold

Toll revenue from any per-mile toll above $3.20 (2025 dollars) is shared with TDOT, and TDOT's share rises at each $1.60 step above that threshold.

Toll rate threshold	TDOT share
Up to $3.20	-
$3.20–$4.80	50%
$4.80–$6.40	75%
Above $6.40	90%

(1) Present values as of 12 July 2027 (official deadline to FC), at a blended discount rate of 5.2%. Consistent with the Concession Agreement signed 30 September 2026, $0.5bn of operating period payments, which sit outside the investment-grade rating, are discounted at 8%; all other payments are investment-grade rated and discounted at rates from 5% to 5.5% according to payment priority. Figures remain subject to Financial Close.

(2) The $21bn is the present value of the payments to TDOT offered in the DriveTN proposal; the payment schedule above carries the same present value.

(3) All payments are subject to the amounts available at Financial Close. As with the offer, this financial structure requires an investment-grade rating.

2 D I S C L A I M E R This presentation has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation contains forward-looking statements. Any express or implied statements contained in this presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements include, without limitation, statements regarding construction period, service commencement, design, pricing, financial terms, further related projects or enhancements, population growth, macroeconomic growth, traffic levels, household income, use cases, vehicle mix, congestion and user adoption. Forward-looking statements in this presentation may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict, including as a result of macroeconomic factors, traffic levels, toll levels and ability to realize value-added services. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: changes in macroeconomic conditions, changes in financial, economic and tax policies, such as a decrease in fund allocation towards projects, regulatory changes, termination or amendment of projects, construction delays, operational disruptions, natural or man-made disasters and health emergencies, flaws in estimates or changes in underlying assumptions, or amendments to project plans, public or private tenders, and any failure to meet construction project deadlines or budgets, accidents, competition, not delivering expected performance, performance of subcontractors and service providers, and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward looking statements in this presentation are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and other information contained in this presentation has been derived from industry or other third- party sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.